Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Unity Bancorp, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8, pertaining to the Unity Bank Employees Savings & Profit Sharing Plan & Trust, of Unity Bancorp, Inc., of our report dated June 22, 2006, relating to the statements of net assets available for benefits of the Unity Bank Employees Savings & Profit Sharing Plan & Trust, as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2005 Annual Report on Form 11-K of the Unity Bank Employees Savings & Profit Sharing Plan & Trust.

KPMG LLP

Short Hills, New Jersey
June 22, 2006